Exhibit (a)(2)

ATEL Capital Equipment Fund XI, LLC
600 California Street, 6th Floor, San Francisco, California 94108

June 28, 2011
Dear Investor of ATEL Capital Equipment Fund XI, LLC (the “Company”):

As noted in our letter to the Company’s investors dated May 11, 2011, a group of private investment companies controlled by a professional investment firm, MacKenzie Patterson Fuller, LP  (“MPF”), made an unsolicited tender offer dated April 27, 2011(the “Offer”)  soliciting the purchase of up to 444,444 units of the Company’s limited liability company interests (“Units”).1  MPF’s Offer offered you and your fellow Unit holders a price of $2.25 per Unit.  However, apparently only a handful of the Company’s Units were tendered pursuant to MPF’s original Offer (they report 333 Units tendered).  Consequently, MPF has increased price of, and extended the time for, their rock bottom offer from $2.25 per unit to a still low-ball price of $4.00 per unit, which must now be accepted by July 25th, 2011 (the “Amended Offer”).

The Company is required by the SEC's rules to either (1) make a recommendation whether you should accept or reject the Amended Offer or (2) state that the Company is remaining neutral with respect to the Amended Offer.  The Company’s Manager, ATEL Financial Services, LLC, reviewed and carefully considered the Amended Offer and concluded that the $4.00 price offered to Unit holders for their Units is still a grossly inadequate and unfair price.  ACCORDINGLY, THE COMPANY RECOMMENDS THAT YOU AND YOUR FELLOW UNIT HOLDERS REJECT THE OFFER AND NOT TENDER ANY UNITS IN CONNECTION WITH THE OFFER.

You need not respond in any way to the MPF Amended Offer, but if you are considering acceptance, we strongly urge you to consider several important factors before you do so:

1.
MPF overblows their Amended Offer by stating that the new price is 78% higher than their prior Offer, as their prior Offer of $2.25 per Unit was woefully inadequate, and the Amended Offer of $4.00 is still grossly inadequate and unfair to the Unitholders.

2.
The fact that MPF have been forced by the paltry number of Units tendered under their original Offer to increase their offer by 78%, is indicative of how grossly inadequate their original Offer was, and yet even with their about-face increase, the Amended Offer remains grossly inadequate.

3.
Their letter fails to disclose that their Amended Offer is subject to deduction for distributions declared or made since April 27th, 2011, up to and including July 25th, 2011.  MPF failed to adequately state this haircut to their Amended Offer in their offer letter to you.2

In addition to the above points, the points made in the Company’s response letter to the original MPF Offer remain valid:

4.	MPF is a professional investment firm out to get your Units for their own profit, and they are not a benevolent liquidity service.

5.
MPF has set the offer price at a fraction of the estimated value of the Units and has no reasonable rationale for the price other than to maximize the profit to MPF from your Units if they can convince you to tender them at this rock bottom price.

6.	The Company is meeting its original investment objectives and Unit holders are receiving regular cash distributions.

7.	While there can be no guarantees, you can reasonably expect to receive far more cash from continuing to hold your Units than if you tender them to MPF.

For the foregoing reasons, and the reasons stated in the Company’s original response letter to you regarding the Offer (portions of which are restated on the reverse), Company believes that you should reject the MPF Amended Offer and take no further action in response.  If you need further information about your options, please feel free to contact us at the address above, by telephone at 800-543-2835, ext. 3, or by email at ais@atel.com.

Sincerely,
ATEL Financial Services, LLC

1  MPF is not affiliated with the Company, ATEL Capital Group or any of its affiliates, but is a sponsor of private investment programs designed to profit from the purchase of illiquid securities.

2  As of the date hereof, the Company has made or declared monthly distributions of approximately $0.08 per Unit since the date of the Offer.  Furthermore, assuming the Company continues to make its regular distributions (which it has done to date), there would be a haircut of approximately $0.23 to the offer price of $4.00 through the extended Offer termination, making their net Amended Offer equal to approximately only $3.77, or a discount of approximately 45% on the Company’s $6.80 estimated value per Unit at December 31, 2010.

Additional Considerations

MPF is a professional investment firm out to get your Units for their own profit, not a benevolent liquidity service.

In MPF’s own words under the Offer:  “The Purchasers (MPF) are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units. In establishing the purchase price of [$2.25] per Unit, the Purchasers are motivated to establish the lowest price which might be acceptable to Unit holders consistent with the Purchasers’ objectives (emphasis added).”   These securities are not traded, so MPF can only look to achieve this stated profit objective by buying Units at very low prices compared to their own estimate of value and holding the Units to receive the cash the sellers would otherwise receive and thereby enjoy the investment returns that you, the original investor in Units, would otherwise realize by continuing to hold the Units.

MPF has set the offer price at a fraction of the estimated value of the Units and has no reasonable rationale for the price other than to maximize the profit to MPF from your Units if they can convince you to tender them at this rock bottom price.

While there can be no assurance as to the amount a Unit holder will ultimately receive from the Units, the Company has attempted an objective and reasonable method of valuation and estimates the value at year end 2010 to be approximately $6.80 per Unit.  The net amended MPF Offer price is a whopping 45% discount on this objective value estimate.  The Company objectively bases its valuation on the anticipated cash flows to the Company (and thus the resulting anticipated cash distributions to Unit holders,) discounted to present value.  MPF, on the other hand, takes the depreciated book value of the assets, with little or no estimate of the cash flow to be generated by the leases and loans, and then arbitrarily discount that low value by further  to achieve their rock bottom offer price.

The Company is meeting its original investment objectives and Unit holders are receiving regular cash distributions.

The Company’s primary investment objective is to provide regular cash distributions to Unit holders.  The Company has made or declared $5.61in distributions per Unit to date. The Company is meeting its objectives and has no reason to believe that it will not continue to meet its objectives of providing distributions in return of capital and return on capital through its scheduled liquidation of substantially all of its assets by 2016 to 2017.  Not only does MPF not provide any reason to believe the Company will not meet its cash distribution objectives, but the very fact that made its Offer, and is not increasing that Offer and making the Amended Offer, would tend to confirm that it believes the Company will continue to meet its investment objectives and provide them with a substantial profit if they can buy your Units at the artificially low Offer price.

While there can be no guarantees, you can reasonably expect to receive far more cash from continuing to hold your Units than if you tender them to MPF.

While there are no guarantees of the amount of additional cash distributions you will receive if you continue to hold your Units and reject an offer that is almost 1/2 of the estimated value of those Units, the Company still holds a substantial portion of its investment portfolio (more than 73%, based on original cost, as of 12/31/10) for production of additional cash distributions from leases and dispositions.  Based on the Company’s estimates, it is reasonable to assume that you may receive up to slightly less than twice as much cash by holding your Units rather than tendering them to MPF.  MPF must agree that the Units will generate much more than the Offer price, because MPF, as a savvy professional investor, would not go to the substantial expense and risk of offering to purchase your illiquid Units unless it thought it could generate significant risk adjusted returns from holding your Units.

Other Considerations

You should make your own decision whether to tender or refrain from tendering your Units and should consider a multitude of factors including (i) your investment objectives, (ii) your financial circumstances including risk tolerance and need for liquidity, (iii) other factors that you may deem relevant.   Furthermore, MPF has not offered to buy any and all Units, but only a small portion of the outstanding Units (approximately 8.5%).  By statute, if more Units are tendered than covered by the MPF Offer, then MPF must purchase a pro rata amount from each tendering Unit holder, leaving all tendering Unit holders with remaining Units.  The MPF documents also offer an “all or none” option, that would mean that although you tender have no certainty of selling all your Units.

If you have an immediate emergency need for cash that is so pressing that you need to sell your Units regardless of price, we believe you should consider other alternatives before tendering to MPF at such an unfair price.  These alternatives would include seeking a better price from other secondary market purchasers or requesting a discretionary repurchase by the Company as provided in the Company’s Operating Agreement.  As MPF itself discloses in its Offer documents, recent secondary market transactions in the Units have been at prices well above its Offer price.  Please note that the Company’s Operating Agreement permits, but does not obligate the Company to repurchase Units in the discretion of the Manager.  There can be no assurance as to any repurchase by the Company at any time, but if a Unit holder should encounter an emergency need to liquidate at some time in the future, the Unit holder could consider requesting redemption at that time.